FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: November 16, 2005	/s/ Donat Madilo Donat Madilo Treasurer

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Banro Corporation 1 First Canadian Place Suite 7070, 100 King Street West Toronto, Ontario M5X 1E3

Item 2	Date of Material Change

November 4, 2005

Item 3	News Release

The news release (the “News Release”) was issued on November 4, 2005 through Canada NewsWire.

Item 4	Summary of Material Change

See item 5 below.

Item 5	Full Description of Material Change

Banro Corporation (the “Company” or “Banro”) announced in the News Release that its common shares have been approved for listing on the Toronto Stock Exchange (the “TSX”). The Company’s shares commenced trading on the TSX, and were de-listed from the TSX Venture Exchange, on November 10, 2005. Banro’s trading symbol “BAA” remains unchanged. The Company’s common shares continue to trade on the American Stock Exchange under the trading symbol “BAA”. RBC Capital Markets acted as sponsor to Banro in its application for listing on the TSX.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change referred to herein and this report are as follows:

Arnold T. Kondrat (Executive Vice President) — (416) 366-2221.

Item 9	Other Information

Forward-Looking Statements: This report contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan,” “expect,”“project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words or statements that certain events or conditions “may” or “will” occur, and include without limitation, statements regarding future plans and objectives of the Company. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Factors that could cause such differences include changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Item 10	Date of Report

November 14, 2005